# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wolfspeed, Inc., CIK 0000895419
CUSIP: 97785W106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4600 Silicon Drive, Durham, North Carolina (NC), 27703
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000703361

## Reporting persons
- Renesas Electronics America Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 4,463,772; sole dispositive power 0; shared dispositive power 18,745,855; aggregate amount beneficially owned 18,745,855 (39.9% of the class)
- Renesas Electronics Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 4,463,772; sole dispositive power 0; shared dispositive power 18,745,855; aggregate amount beneficially owned 18,745,855 (39.9% of the class)
  Comment: Item 9 is based on (i) 16,852,372 shares of Common Stock and (ii) 1,893,483 shares of Common Stock currently issuable upon conversion of the Issuer's 2.5% Convertible Second Lien Senior Secured Notes due 2031 (the "Convertible Notes") held by Renesas Electronics America Inc. ("REA") (the "Currently Issuable Shares").

## Item 1. Issuer
Name of issuer: Wolfspeed, Inc.
Address of issuer's principal executive offices: 4600 Silicon Drive, Durham, NC, 27703

## Item 2. Person Filing
Name of person filing: Renesas Electronics America Inc.
Address of principal business office or, if none, residence: 6024 Silver Creek Valley Road, San Jose, CA 95138
Citizenship: CA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover pages hereto. The number of Current Issuable Shares gives effect to the 39.9% beneficial ownership limitation, effective as of January 29, 2026, pursuant to the investor rights and disposition agreement, dated September 29, 2025, by and between REA and the Issuer. In this regard, the reported amount does not include 9,202,764 shares of Common Stock that would be issuable upon conversion of the Convertible Notes or 4,943,555 shares of Common Stock that would be issuable upon the exercise of the warrant to purchase Common Stock of the Issuer held by REA, in each case, if the reporting persons were not subject to the 39.9% beneficial ownership limitation.

Item 11 is based on 45,088,611 shares of Common Stock outstanding as of February 28, 2026, as reported on the Issuer's prospectus filed pursuant to rule 424(b)(3) on March 18, 2026, plus the Currently Issuable Shares.

Renesas Electronics Corporation, as the sole shareholder of REA, may be deemed to have beneficial ownership of the securities beneficially owned by REA.
Percent of class: See response to Item 11 on the cover pages hereto and to Item 4(a) hereof.
Sole power to vote or to direct the vote: See response to Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See response to Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 JOINT FILING STATEMENT

## Signatures
- Renesas Electronics America Inc.: /s/ Takahiro Homma, Takahiro Homma - Authorized Signatory (05/11/2026)
- Renesas Electronics Corporation: /s/ Takahiro Homma, Takahiro Homma - General Counsel (05/11/2026)